SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2012

COMMISSION FILE NUMBER:  001-35035

Velti plc

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

First Floor, 28-32 Pembroke Street Upper

Dublin 2, Republic of Ireland

Attn: Alex Moukas, Chief Executive Officer

353 (0) 1234 2676

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On July 25, 2012, Velti plc, a company organized under the laws of the Bailiwick of Jersey, the Channel Islands (the “Company”), held its annual general meeting (“AGM”) of shareholders. At the AGM, the matters on which the shareholders voted, in person or by proxy were to:

1.               receive the Company’s accounts for the year ended 31 December 2011 together with the auditors’ report on those accounts;

2.               elect Phokion Potamianos as a director of the Company;

3.               elect Mari Baker as a director of the Company;

4.               re-elect Nicholas P. Negroponte as a director of the Company;

5.               re-elect Alex Moukas as a director of the Company;

6.               re-appoint Baker Tilly Virchow Krause, LLP as auditors of the Company;

7.               authorize the board to determine the remuneration of the auditors;

8.               approve the proposed amendments to the Velti plc 2009 US employee share incentive plan; and

9.               approve the proposed amendments to the Velti plc 2009 US non-employee share incentive plan.

The shareholders received the Company’s accounts together with the auditors’ reports on those accounts, Mr. Potamianos and Ms. Baker were elected, Messrs. Negroponte and Moukas were re-elected, Baker Tilly Virchow Krause, LLP was re-elected as auditors for the Company and the shareholders authorized the board to determine the remuneration of the auditors.  The proposed amendments to the Velti plc 2009 US employee share plan and the Velti plc 2009 US non-employee share plan received insufficient shareholder support and were not approved.  The results of the voting were as follows:

Receipt of Company’s Accounts

Votes For	Votes Against	Votes Withheld
40,293,663	60,910	18,205

Election of Directors:

Director	Votes For	Votes Against	Votes Withheld
Phokion Potamianos	40,001,101	64,577	307,100
Mari Baker	40,290,477	60,733	21,568
Nicholas P. Negroponte	40,294,947	57,449	20,382
Alex Moukas	40,293,042	59,354	20,382

Appointment of Baker Tilly Virchow Krause, LLP:

Votes For	Votes Against	Votes Withheld
40,301,503	58,799	12,476

Authorization of Board to Determine Remuneration of Auditors:

Votes For	Votes Against	Votes Withheld
40,305,398	56,718	10,662

Amendment to Velti plc US Employee Share Incentive Plan:

Votes For	Votes Against	Votes Withheld
17,589,092	22,763,539	20,147

Amendment to Velti plc US Non-Employee Share Incentive Plan:

Votes For	Votes Against	Votes Withheld
18,816,214	21,542,791	13,773

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The information in this 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Sally J. Rau
Name:	Sally J. Rau

Title:	Chief Administrative Officer and General Counsel

Date: July 30, 2012